 Red Oak Capital Fund VI, LLC

5925 Carnegie Boulevard, Suite 110

Charlotte, NC 28209

July 5, 2024

VIA EDGAR

Pearlyne Paulemon and Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.,

Washington D.C. 20549

Re:	Red Oak Capital Fund VII, LLC
Offering Statement on Form 1-A
Filed May 13, 2024
File No. 024-12434

Dear Ms. Paulemon and Ms. Howell:

This letter is submitted on behalf of Red Oak Capital Fund VII, LLC, a Delaware limited liability company (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission in a letter dated June 13, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement (the “Offering Statement”) on Form 1-A (File No. 024-12434), filed with the Commission on May 13, 2024. This letter is being submitted contemporaneously with the revised Offering Statement on Form 1-A Post-Qualification Amendment No. 1, which reflects changes made in response to the Staff’s comments and other clarifying revisions (the “First Amendment”).  Capitalized terms set forth in this letter but not defined are used as defined in the Offering Statement.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Form 1-A filed May 13, 2024

Cover Page

1.

Rule 253(b)(4) of Regulation A requires that you fix the volume of securities that you are qualifying in this offering. Please state the volume of Series A Bonds, bearing interest at 8%, and Series Ra Bonds, bearing interest at 8.65% separately that you intend to qualify in this offering here and elsewhere as appropriate.

Company’s Response:  The Company respectfully acknowledges the Staff’s comment and has revised the First Amendment to remove the Series Ra Bonds.

General

2.

We note that you plan to originate, acquire, and manage commercial real estate loans and other commercial real estate-related debt instruments. However, you have not yet identified any assets to acquire with the net proceeds of this offering. It appears that you are conducting a blind pool offering. Accordingly, in order to provide investors with adequate information on your management’s prior performance investing in mortgages and real estate, compensation, your ability to make distributions of principal and interest on the bonds, please provide the disclosure consistent with Industry Guide 5 or tell us why such disclosure is not appropriate. See Item 7(c) of Part II of Form 1-A for the applicability of Guide 5 to Form 1-A.

Company’s Response:  The Company respectfully acknowledges the Staff’s comment and has revised the First Amendment to include the information required by Industry Guide 5, including the Prior Performance Tables.

If any additional information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (202) 857-4486.

Very truly yours,

By:	/s/Rajiv Radia
Rajiv Radia

Enclosures

cc:	Gary Bechtel
Red Oak Capital Fund VII, LLC

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